Exhibit 99.1

The Generation Essential Group’s Receipt of NYSE Letter Regarding Class A Ordinary Shares Trading Price

NEW YORK & LONDON -- The Generation Essentials Group (NYSE: TGE; LSE: TGE) (“TGE” or the “Company”), today announced that it has received a letter from the New York Stock Exchange (the “NYSE”), notifying the Company that it is below compliance standards due to the trading price of the Company’s Class A ordinary shares.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (the “Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per Class A ordinary share and an average closing share price of at least US$1.00 per Class A ordinary share over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 per Class A ordinary share closing share price on the last trading day of the Cure Period and a US$1.00 per Class A ordinary share average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Company intends to monitor the market conditions of its listed securities and will consider various measures to cure the non-compliance caused by adverse effects on its trading price and avoid any potential delisting.

The Company’s board of directors remains fully confident in its long-term strategy, business fundamentals and growth prospects and plans to continue the execution of its share repurchase programs as previously announced.

As of September 11, 2026, the Company has repurchased 284,538 Class A ordinary shares under the existing repurchase programs.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and The Generation Essentials Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media